EXHIBIT 99.1
TransCanada PipeLines Limited
EARNINGS COVERAGE
Supplemental Financial Information (unaudited)
Exhibit to the June 30, 2025 Condensed Consolidated Financial Statements of TC Energy Corporation
June 30, 2025

The following financial ratio has been calculated on a consolidated basis for twelve-month period ended June 30, 2025 and is based on unaudited financial information of TransCanada PipeLines Limited (the Corporation). The financial ratio has been calculated based on financial information prepared in accordance with US generally accepted accounting principles. The following ratio has been prepared based on net income:

June 30, 2025

Earnings coverage on long-term debt and current liabilities	2.5 times

The Corporation’s interest obligations for the twelve-month period ended June 30, 2025 amounted to approximately $3.416 billion. The Corporation’s earnings from continuing operations before interest expense and income taxes amounted to approximately $8.623 billion for the twelve-month period ended June 30, 2025 which is 2.5 times the Corporation’s interest requirements for that period.